FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F _____ X _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: June 7, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

June 7, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

WHEATON ANNOUNCES THAT IT DOES NOT INTEND TO PURSUE REVISED COEUR D’ALENE MINES PROPOSAL

The Board of Directors of Wheaton River Minerals Ltd. (“Wheaton”) today announced that, after careful consideration and consultation with its external financial and legal advisors, Wheaton will not be pursuing the revised proposal delivered to it by Coeur d’Alene Mines Corporation (“CDE”) on June 3, 2004 and will proceed to permit its shareholders to vote on the business combination with IAMGold Corporation (“IAMGold”) on June 8, 2004.  The Board reconfirms its recommendation that shareholders vote in favour of the IAMGold business combination.

Ian Telfer, Chairman and CEO of Wheaton, stated that “Following a thorough review of the revised proposal by CDE, Wheaton continues to believe that the IAMGold transaction is superior.  Dennis Wheeler, the Chairman and CEO of CDE, was provided with an opportunity, together with representatives of CDE’s financial advisor, to make a presentation to Wheaton’s directors at a meeting of the Board held on Sunday evening.”

Mr. Telfer added “The Board believes that it is in the best interest of Wheaton and its shareholders to hold the shareholders meeting as scheduled on June 8.  Our shareholders should have the right to vote on a strategic combination that the Board has unanimously recommended.”

In making this determination, the Board of Wheaton considered the following factors:

●

The revised proposal does not significantly increase the value of the offer to Wheaton shareholders due to the erosion of CDE’s share price.

The value of this share exchange ratio is Cdn$4.40 per Wheaton share based on the closing price of the CDE shares on June 3, 2004 (the date of the announcement of the revised proposal), being less than the original CDE proposal of Cdn$4.50 per share.

●

Interest and principal payments on the subordinated notes will be  funded from Wheaton’s future cash flow and impair growth.

Wheaton believes that its growth strategy could be impaired by the issue of up to Cdn$285 million principal amount of 9% subordinated notes.  CDE/Wheaton would be responsible for repaying the principal in seven years and would be obligated to pay Cdn$26 million annually in interest payments during the term of the notes. This obligation would encumber the merged company’s balance sheet and reduce Wheaton’s ability to pursue growth opportunities.

The Board of Wheaton also reiterates its reasons for determining not to pursue the original proposal made by CDE on May 27, 2004:

●

The combination with IAMGold continues to offer the best prospects for long term value.

●

CDE has a history of losses and negative operating cash flow.

●

The CDE proposal will not achieve Wheaton’s desired outcome of increasing Wheaton’s gold content and will threaten CDE’s silver premium.

●

The revised CDE proposal would be dilutive to Wheaton and its shareholders on a net asset value, cash flow and earning per share basis.

●

The CDE proposal will take significantly longer to complete than the IAMGold combination and involves greater transaction risks.

●

The CDE proposal does not constitute a “Superior Proposal” under the Arrangement Agreement with IAMGold.

Proxy Voting Procedures

The cut-off time for the deposit of proxies for the shareholders meeting on Tuesday, June 8, 2004 was 11:00 am (Toronto time) on Friday, June 4, 2004.  Registered shareholders of Wheaton who have submitted proxies and wish to revoke their proxies should follow the procedures set forth in the joint management information circular dated April 30, 2004 of Wheaton and IAMGold.  Non-registered shareholders of Wheaton who wish to revoke voting instructions previously delivered to brokers or other intermediaries through which their Wheaton shares are held should contact their brokers or other intermediaries.

Any questions or requests for assistance with respect to the deposit and revocation of proxies or voting at the meeting may be directed by Wheaton shareholders to Kingsdale Shareholder Services Inc. toll-free at 1-866-749-5464.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www.wheatonriver.com